                                                                  Exhibit (a)(1)


                           Offer to Purchase for Cash
                                       by
                            THE LIBERTY CORPORATION
                                       of
                   Up to 2,000,000 Shares of Its Common Stock
           (Including the Associated Preferred Stock Purchase Rights)

   At a Purchase Price Not Greater Than $52.00 Nor Less Than $45.50 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, MARCH 11, 1998, UNLESS THE OFFER IS EXTENDED.

     The Liberty Corporation, a South Carolina corporation (the "Company"), invites its stockholders to tender shares of its Common Stock, no par value (the "Shares") (including the associated preferred stock purchase rights), at prices not greater than $52.00 nor less than $45.50 per Share, net to the seller in cash, as specified by such stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will determine a single per Share price (not greater than $52.00 nor less than $45.50 per Share) that it will pay for the Shares validly tendered pursuant to the Offer and not withdrawn (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to purchase 2,000,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $52.00 nor less than $45.50 per Share) pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration and conditional tenders, the Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration or conditional tenders will be returned. Stockholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering Shares in order to validly tender Shares.

                             ---------------------

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 7.
                             ---------------------

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER OF THE COMPANY INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.

     The Shares are listed and principally traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "LC". On February 10, 1998, the last full day of trading prior to the announcement of the Offer, the closing per Share sales price on the NYSE Composite Tape was $46.75. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

                             ---------------------

                     THE DEALER MANAGERS FOR THE OFFER ARE:
                              GOLDMAN, SACHS & CO.
                             ---------------------

            The date of this Offer to Purchase is February 11, 1998

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (1) request such stockholder's broker, dealer, commercial bank, trust company or nominee to effect the transaction for such stockholder or
(2) complete the Letter of Transmittal, sign it in the place required, have such stockholder's signature thereon guaranteed if required by the Letter of Transmittal and forward it and any other required documents to Wachovia Bank, N.A. (the "Depositary"), and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 hereof. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or nominee must contact such person if such stockholder desires to tender such Shares. Stockholders who wish to tender Shares and whose certificates for such Shares are not immediately available should tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 hereof.

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, Notice of Guaranteed Delivery or other tender offer materials may be directed to D. F. King & Co., Inc. (the "Information Agent") or Goldman, Sachs & Co. (the "Dealer Managers") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----
INTRODUCTION........................................................    1
THE OFFER...........................................................    3
1.      Number of Shares; Proration.................................    3
2.      Tenders by Holders of Fewer Than 100 Shares.................    5
3.      Procedure for Tendering Shares..............................    5
4.      Withdrawal Rights...........................................    7
        Acceptance for Payment of Shares and Payment of Purchase
5.      Price.......................................................    8
6.      Conditional Tender of Shares................................    9
7.      Certain Conditions of the Offer.............................    9
8.      Price Range of Shares; Dividends............................   11
9.      Purpose of the Offer; Certain Effects of the Offer..........   11
10.     Certain Information Concerning the Company..................   12
11.     Source and Amount of Funds..................................   17
        Interests of Directors and Officers; Transactions and
12.     Agreements Concerning the Shares............................   18
13.     Regulatory Approvals........................................   19
14.     Certain Federal Income Tax Consequences.....................   19
15.     Extension of Tender Period; Termination; Amendments.........   21
16.     Fees and Expenses...........................................   22
17.     Miscellaneous...............................................   22

To the Holders of Common Stock of                              February 11, 1998
The Liberty Corporation:

                                  INTRODUCTION

     The Liberty Corporation, a South Carolina corporation (the "Company"), invites its stockholders to tender shares of its Common Stock, no par value (such shares, together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of August 7, 1990, between the Company and The Bank of New York, as Rights Agent, are hereinafter referred to as the "Shares"), at prices not greater than $52.00 nor less than $45.50 per Share, net to the seller in cash, as specified by such stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer").

     The Company will determine a single per Share price (not greater than $52.00 nor less than $45.50 per Share) that it will pay for the Shares validly tendered pursuant to the Offer and not withdrawn (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by the tendering stockholders. The Company will select the lowest Purchase Price that will allow it to purchase 2,000,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $52.00 nor less than $45.50 per Share) pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and conditional tenders described below, the Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date (as hereinafter defined). The Purchase Price will be paid, in cash, net to the seller, with respect to all Shares purchased. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration or conditional tenders will be returned. Stockholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering Shares in order to validly tender Shares.

     Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to the Instructions as set forth in the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. The Company will pay all charges and expenses of Goldman, Sachs & Co. (the "Dealer Managers"), Wachovia Bank, N.A. (the "Depositary") and D. F. King & Co., Inc. (the "Information Agent") incurred in connection with the Offer. HOWEVER, ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY THE FORM W-9 THAT IS INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER AND CERTAIN NON-U.S. STOCKHOLDERS MAY BE SUBJECT TO A 30% WITHHOLDING TAX. SEE SECTIONS 3 AND 14.

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 7.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. THE COMPANY HAS BEEN INFORMED THAT NO DIRECTOR OR EXECUTIVE OFFICER OF THE COMPANY INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     Holders of vested but unexercised options outstanding under the Company's Performance Incentive Compensation Program (the "Incentive Program") may exercise such options for cash and tender some or all of the Shares issued upon such exercise.

     Upon the terms and subject to the conditions of the Offer, if at the expiration of the Offer more than 2,000,000 shares are properly tendered at or below the Purchase Price and not withdrawn, the Company will buy Shares first from all Odd Lot Holders (as defined in Section 1) who properly tender all their Shares at or below the Purchase Price and then on a pro rata basis from all other stockholders who properly tender at prices at or below the Purchase Price (and do not withdraw them prior to the expiration of the Offer). See Section 1. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration or conditional tenders, will be returned at the Company's expense to the stockholders who tendered such Shares.

     As of February 10, 1998, the Company had issued and outstanding 20,695,140 Shares and had reserved 1,286,383 Shares for issuance upon the exercise of outstanding stock options and with respect to performance shares granted pursuant to the Incentive Program. In addition, as of such date, an aggregate of
(i) 599,985 Shares were issuable upon the conversion of the Company's Series 1995-A Voting Cumulative Convertible Preferred Stock; (ii) 504,168 Shares were issuable upon the conversion of the Company's Series 1994-A Voting Cumulative Convertible Preferred Stock and (iii) 519,855 Shares were issuable upon the conversion of the Company's Series 1994-B Voting cumulative Preferred Stock (collectively, the "Preferred Stock"). The 2,000,000 Shares that the Company is offering to purchase represent approximately 9.66% percent of the Shares then outstanding or approximately 8.47% on a fully-diluted basis (assuming the exercise of all outstanding stock options and including the Shares issuable upon the conversion of the Preferred Stock).

     The Shares are listed and principally traded on the New York Stock Exchange (the "NYSE"). On February 10, 1998, the last full day of trading prior to announcement of the Offer, the closing per Share sales price under the symbol "LC" on the NYSE Composite Tape was $46.75. See Section 8. Stockholders are urged to obtain a current market quotation for the Shares.

     The Company has declared a regular quarterly dividend of $.20 per Share, payable on April 2, 1998 to stockholders of record on March 16, 1998. Stockholders who sell their Shares pursuant to the Offer will not receive the dividend.

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements. Certain information contained herein or in any other written or oral statements made by, or on behalf of the Company, are or may be viewed as forward looking. Although the Company has used appropriate care in developing any such forward looking information, forward looking information involves risks and uncertainties that could significantly impact actual results. These risks and uncertainties include, but are not limited to, the following: changes in general economic conditions, including the performance of financial markets and interest rates; competitive, regulatory, or tax changes that affect the cost of or demand for the Company's products; and adverse litigation results. The Company undertakes no obligation to publicly update or revise any forward looking statements whether as a result of new information, future developments or otherwise.

                                   THE OFFER

1. NUMBER OF SHARES; PRORATION

     Upon the terms and subject to the conditions described in this Offer to Purchase and in the Letter of Transmittal, the Company will purchase up to 2,000,000 Shares that are validly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Date at a price (determined in the manner set forth below) not greater than $52.00 nor less than $45.50 per Share. The later of 12:00 midnight, New York City time, on Wednesday, March 11, 1998 or the latest time and date to which the Offer is extended by the Company, is referred to herein as the "Expiration Date."

     The Company will determine the Purchase Price taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to purchase 2,000,000 Shares (or such lesser number as are validly tendered and not withdrawn at prices not greater than $52.00 nor less than $45.50 per Share) pursuant to the Offer. The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 7.

     In accordance with Instruction 5 of the Letter of Transmittal, each stockholder who wishes to tender Shares must specify the price (not greater than $52.00 nor less than $45.50 per Share) at which such stockholder is willing to have the Company purchase such Shares. As promptly as practicable following the Expiration Date, the Company will determine the Purchase Price (not greater than $52.00 nor less than $45.50 per Share) that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. All Shares purchased pursuant to the Offer will be purchased at the Purchase Price. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration or conditional tenders, will be returned to the tendering stockholder at the Company's expense as promptly as practicable following the Expiration Date.

     Upon the terms and subject to the conditions of the Offer, if 2,000,000 or fewer Shares have been validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date, the Company will purchase all such Shares (including fractional shares). Upon the terms and subject to the conditions of the Offer, if more than 2,000,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date, the Company will purchase Shares in the following order of priority:

     (a) all Shares tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any stockholder (an "Odd Lot Holder") who owned beneficially an aggregate of fewer than 100 Shares (including any Shares acquired pursuant to the Incentive Program) as of the close of business on February 10, 1998 and who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

     (b) after purchase of all of the foregoing Shares, subject to the conditional tender provisions described in Section 6, all other Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional Shares).

     If proration of tendered Shares is required, because of the difficulty in determining the number of Shares validly tendered (including Shares tendered by the guaranteed delivery procedure described in Section 3) and as a result of the "odd lot" procedure described in Section 2 and the conditional tender procedure described in Section 6, the Company does not expect that it will be able to announce the final proration factor or to commence payment for any Shares purchased pursuant to the Offer until approximately seven NYSE trading days after the Expiration Date. Proration for each stockholder tendering Shares, other than Odd Lot Holders, will be based on the ratio of the number of Shares validly tendered by such stockholder at or below the Purchase Price to the total number of Shares validly tendered by all stockholders, other than Odd Lot Holders, at or below the Purchase Price. This ratio will be applied to stockholders validly tendering Shares, other than Odd Lot Holders, to determine the number of Shares that will be purchased from each stockholder pursuant to the Offer. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Dealer Managers or the Information Agent and may also be able to obtain such information from their brokers.

     The Company expressly reserves the right, in its sole discretion but subject to certain applicable legal requirements, to purchase additional shares pursuant to the Offer, but does not currently plan to do so. If (i) the Company increases or decreases the price to be paid for Shares, increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares or decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner described in Section 15, the Offer will be extended until the expiration of ten business days from the date of the publication of such notice.

     The Company also expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. See Section 15. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

     For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     The Company is not offering to purchase its Preferred Stock in this Offer to Purchase. The Company will, upon the terms and subject to the conditions of the Offer, accept tenders of Shares that, in accordance with the terms of such Preferred Stock are issued upon conversion of the Preferred Stock and duly tendered pursuant to the Offer. To the extent Preferred Stock is converted into Shares but the resulting Shares are not purchased pursuant to the Offer, holders of Preferred Stock so converted will have lost all preferential rights of Preferred Stock as compared to Shares (including, among other things, the priority afforded holders of Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation). Each holder of Preferred Stock is urged to consult his own broker, investment or tax advisor with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any holder of Preferred Stock as to whether to convert all or any portion of such Preferred Stock into Shares or as to whether to tender or refrain from tendering pursuant to the Offer all or any portion of the Shares issuable upon such conversion.

     The Company has adopted a Shareholder Rights Plan and declared a dividend of one Right for each outstanding Share. Upon becoming exercisable, each Right entitles the holder to purchase for a price of $150.00 one one-hundredth of a share of Series A Participating Cumulative Preferred Stock. All of the Rights may be redeemed by the Company at a price of $.01 per Right until ten business days (or such later date as the Board of Directors determines) after the public announcement that a person or group has acquired beneficial ownership of 20% or more of the outstanding Shares (an "Acquiring Person"). Upon the existence of an Acquiring Person, the Company may redeem the Rights only with the concurrence of a majority of the directors not affiliated with the Acquiring Person. The Rights, which do not have voting power and are not entitled to dividends, expire on August 7, 2000. The Rights are not exercisable until ten business days after the public announcement that a person has become an Acquiring Person or after the commencement of a tender offer or exchange offer if, upon consummation, such person or group would become an Acquiring Person. If, after the Rights become exercisable, the Company becomes involved in a merger or certain other major corporate transactions, each Right will entitle its holder, other than the Acquiring Person, to receive Shares with a deemed market value of twice such exercise price.

     The Rights are not currently exercisable and trade together with the Shares associated therewith. The Rights will not become exercisable or separately tradeable as a result of the Offer. Absent circumstances causing the Rights to become exercisable or separately tradeable prior to the Expiration Date, the tender of any Shares pursuant to the Offer will include the tender of the associated Rights. No separate consideration will be paid for such Rights. A tender of Shares pursuant to the Offer will include a tender of the associated

Rights. Upon the purchase of Shares by the Company pursuant to the Offer, the sellers of the Shares so purchased will no longer own the Rights associated with such Shares.

     Copies of this Offer to Purchase, the Letter of Transmittal and Notice of Guaranteed Delivery are being mailed to record holders of Shares and will be furnished to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

     All Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by or on behalf of Odd Lot Holders as of the close of business on February 10, 1998 will be accepted before proration, if any, of the purchase of other tendered Shares. See Section 1. Partial tenders will not qualify for this preference and it is not available to beneficial holders of 100 or more Shares, even if such holders have separate stock certificates for fewer than 100 Shares. By accepting the Offer, a stockholder owning beneficially fewer than 100 Shares will avoid the payment of brokerage commissions and any applicable odd-lot discount payable on a sale of Shares in a transaction effected on a securities exchange.

     As of February 10, 1998, there were approximately 1,283 holders of record of Shares. Approximately 29.5% of these holders, holding in the aggregate approximately 15,361 Shares, held fewer than 100 Shares. Because of the large number of Shares held in the names of brokers and nominees, the Company is unable to estimate the number of beneficial owners of fewer than 100 Shares or the aggregate number of Shares they own. Any beneficial owner of fewer than 100 Shares who wishes to tender all of his or her Shares pursuant to this Section should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

3. PROCEDURE FOR TENDERING SHARES

     Proper Tender of Shares. To tender Shares validly pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) certificates for the Shares to be tendered must be received by the Depositary at one of such addresses or (ii) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary), in each case prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedure described below.

     IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER, A STOCKHOLDER MUST EITHER (A) CHECK THE BOX IN THE SECTION OF THE LETTER OF TRANSMITTAL CAPTIONED "SHARES TENDERED AT PRICE DETERMINED BY DUTCH AUCTION" OR (B) CHECK ONE OF THE BOXES IN THE SECTION OF THE LETTER OF TRANSMITTAL CAPTIONED "SHARES TENDERED AT PRICE DETERMINED BY STOCKHOLDER".

     A STOCKHOLDER WHO WISHES TO MAXIMIZE THE CHANCE THAT HIS OR HER SHARES WILL BE PURCHASED AT THE RELEVANT PURCHASE PRICE SHOULD CHECK THE BOX ON THE RELEVANT LETTER OF TRANSMITTAL MARKED, "SHARES TENDERED AT PRICE DETERMINED BY DUTCH AUCTION". NOTE THAT THIS ELECTION COULD RESULT IN SUCH STOCKHOLDER'S SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $45.50 PER SHARE. A STOCKHOLDER WHO WISHES TO INDICATE A SPECIFIC PRICE (IN MULTIPLES OF $.125) AT WHICH SUCH STOCKHOLDER'S SHARES ARE BEING TENDERED MUST CHECK A BOX UNDER THE SECTION CAPTIONED "SHARES TENDERED AT PRICE DETERMINED BY STOCKHOLDER" ON THE LETTER OF TRANSMITTAL IN THE TABLE LABELED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED". A STOCKHOLDER WHO WISHES TO TENDER SHARES AT MORE THAN ONE

PRICE MUST COMPLETE SEPARATE LETTERS OF TRANSMITTAL FOR EACH PRICE AT WHICH SUCH SHARES ARE BEING TENDERED. THE SAME SHARES CANNOT BE TENDERED AT MORE THAN ONE PRICE.

     A TENDER OF SHARES WILL BE PROPER IF, AND ONLY IF, ON THE APPROPRIATE LETTER OF TRANSMITTAL EITHER THE BOX IN THE SECTION CAPTIONED "SHARES TENDERED AT PRICE DETERMINED BY DUTCH AUCTION" OR ONE OF THE BOXES IN THE SECTION CAPTIONED "SHARES TENDERED AT PRICE DETERMINED BY STOCKHOLDERS" IS CHECKED.

     Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal or an Agent's Message (as defined below) in connection with a book-entry transfer, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering holder must comply with the guaranteed delivery procedure described below. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

     The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a book-entry confirmation which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

     Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office, branch or agency in the United States, in each case which is a participant in an approved signature Guarantee Medallion Program (each of the foregoing being referred to as an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 6 of the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be complied with in a timely manner, such Shares may nevertheless be tendered if all of the following conditions are met:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company is received by the Depositary (as provided below) prior to the Expiration Date; and

          (iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or, in the case of book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal, are received by the Depositary no later than 5:00 p.m., New York city time, within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by mail or facsimile to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

     THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     Employee Plans. The decision as to whether to tender Shares attributable to the accounts of participants in each of the Company's Retirement and Savings Plan and The Cosmos Broadcasting Corporation Retirement and Savings Plan and the determination as to the price at which such Shares will be tendered, if any, will be made by the Plan Committee for the relevant retirement plan. Holders of vested but unexercised options may exercise such options for cash in accordance with the terms of the Incentive Program and tender the Shares received upon such exercise in accordance with the Offer as described above.

     Back-up and Income Tax Withholding. To prevent the possible application of backup federal income tax withholding of 31% of the gross proceeds payable to a stockholder, each tendering stockholder must provide the Company with such stockholder's correct taxpayer identification number (in the case of an individual, such stockholder's social security number) by completing the Substitute Form W-9 included in the Letter of Transmittal. (See Instruction 11 of the Letter of Transmittal.) Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, such stockholders must submit a statement attesting to such stockholder's exempt status. Such statements can be obtained from the Depositary. (See Instruction 11 of the Letter of Transmittal.)

     Rule 14e-4. It is a violation of Rule 14e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person, directly or indirectly, to tender Shares for his or her own account unless at the time of the tender and at the Expiration Date the person so tendering (a) has a net long position equal to or greater than the amount of (i) Shares tendered or (ii) other securities immediately convertible into, exercisable or exchangeable for the amount of Shares tendered and, upon acceptance of his or her tender by the Company, will acquire such Shares for tender by conversion, exercise or exchange of such other securities and (b) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's representation and warranty that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (b) the tender of such Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

     Determination of Validity; Rejection of Shares; Waiver of Defects; No
Obligation to Give Notice of Defects.   All questions as to the Purchase Price,
the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form or the acceptance for payment of or payment for, Shares that may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in any tender of Shares. None of the Company, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

4. WITHDRAWAL RIGHTS

     Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after April 8, 1998 unless theretofore accepted for payment as provided in this Offer to Purchase. If the Company extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, on behalf of the Company, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer.

     To be effective, a written transmission of a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution) must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

5. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

     Upon the terms and subject to the conditions of the Offer, and as promptly as practicable after the Expiration Date, the Company will determine the Purchase Price, taking into account the number of Shares tendered and the prices specified by tendering stockholders, and will (subject to the proration and conditional tender provisions of the Offer) accept for payment (and thereby purchase) and pay for Shares validly tendered at or below the Purchase Price and not withdrawn as permitted in Section 4. As soon as practicable following the determination of the Purchase Price, the Company will announce the Purchase Price it will pay for tendered Shares. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration or conditional tenders) but only after timely receipt by the Depositary of certificates for Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or an Agent's Message in connection with a book-entry transfer) and any other required documents.

     For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased), subject to the proration and conditional tender provisions of the Offer, Shares that are validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares. The Company will pay for Shares that it has purchased pursuant to the Offer by depositing the Purchase Price therefor with the Depositary. The Depositary will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on amounts to be paid to tendering stockholders by the Company, regardless of any delay in making such payment.

     Certificates for all Shares not purchased will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained with a Book-Entry Transfer Facility) to the tendering stockholder at the Company's expense as promptly as practicable following the Expiration Date.

     Payment for Shares may be delayed in the event of difficulty in determining the number of Shares validly tendered or if proration is required. See Section
1. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 7.

     As provided in Rules 13e-4(f)(4) and (8)(ii) under the Exchange Act, the Company will pay, for each Share accepted pursuant to the Offer, the same amount per Share.

     The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of payment of such taxes, or exemption therefrom, is submitted. See Instruction 7 to the Letter of Transmittal.

6. CONDITIONAL TENDER OF SHARES

     Under certain circumstances and subject to the exceptions set forth in
Section 1, the Company may prorate the number of Shares purchased pursuant to the Offer. As discussed in Section 14, the number of Shares to be purchased from a particular stockholder may affect the tax treatment of such purchase to such stockholder and such stockholder's decision whether to tender. EACH STOCKHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR. Accordingly, a stockholder may tender Shares subject to the condition that a specified minimum number of such stockholder's Shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any such Shares so tendered are purchased, and any stockholder desiring to make such a conditional tender must so indicate in the box captioned "Conditional Tender" in such Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery.

     Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate such minimum number of Shares. If the effect of accepting tenders on a pro rata basis would be to reduce the number of Shares to be purchased from any stockholder (tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery) below the minimum number so specified, such tender will automatically be regarded as withdrawn (except as provided in the next paragraph) and all Shares tendered by such stockholder pursuant to such Letter of Transmittal or Notice of Guaranteed Delivery will be returned as promptly as practicable thereafter.

     If conditional tenders would otherwise be so regarded as withdrawn and would cause the total number of Shares to be purchased to fall below 2,000,000, then, to the extent feasible, the Company will select enough of such conditional tenders that would otherwise have been so withdrawn to permit the Company to purchase 2,000,000 Shares. In selecting among such conditional tenders, the Company will select by lot and will limit its purchase in each case to the designated minimum number of Shares to be purchased.

7. CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer or may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of Shares) the acceptance for payment of, and payment for, Shares tendered if at any time on or after February 10, 1998 and before acceptance for payment of or payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer) any of the following shall have occurred.

          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal which (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer; or (ii) in the Company's sole judgment, could materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company and any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal which, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer; (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares;
     (iii) materially impair the contemplated benefits of the Offer to the Company; or (iv) materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the Company's sole judgment, might adversely affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of the Company, have a material adverse effect on the Company's business, operations or prospects or the trading in the Shares, (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof or (vii) any decline in either the Dow Jones Industrial Average (8296 at the close of business on February 10, 1998) or the Standard and Poor's Index of 500 Industrial Companies (1019 at the close of business on February 10, 1998) by an amount in excess of 10% measured from the close of business on February 10, 1998;

          (d) any tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger, acquisition or other business combination proposal for the Company, shall have been proposed, announced or made by any person or entity;

          (e) there shall have occurred any event or events that have resulted, or may in the sole judgment of the Company result, in an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of the Company and its subsidiaries, taken as a whole; or

          (f) (i) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding Shares (other than a person, entity or group which had publicly disclosed such ownership in a
     Schedule 13D or 13G (or an amendment thereto) on file with the Securities and Exchange Commission (the "Commission") prior to February 9, 1998, (ii) any such person, entity or group which had publicly disclosed such ownership prior to such date shall have acquired, or proposed to acquire, beneficial ownership of additional Shares constituting more than 2% of the outstanding Shares (options for and other rights to acquire Shares which are so acquired or proposed to be acquired being deemed for this purpose to be immediately exercisable) or (iii) any new group shall have been formed which beneficially owns more than 5% of the outstanding Shares;

and, in the sole opinion of the Company, in any such case and regardless of the circumstances (including any action or omission to act by the Company) giving rise to such condition, such event makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition and any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

8. PRICE RANGE OF SHARES; DIVIDENDS

     The Shares are listed and principally traded on the NYSE under the symbol "LC". The following table sets forth the high and low closing prices of the Shares, as reported on the NYSE Composite Tape, and the cash dividends paid per Share for the fiscal periods indicated:

FISCAL QUARTER                                                HIGH    LOW    DIVIDENDS
--------------                                                ----    ---    ---------
1996:
  First.....................................................  $36     $33      $.17
  Second....................................................   333/8   307/8    .185
  Third.....................................................   357/8   301/8    .185
  Fourth....................................................   411/4   321/4    .185
1997:
  First.....................................................  $433/8  $373/8   $.185
  Second....................................................   42      383/8    .20
  Third.....................................................   453/4   401/4    .20
  Fourth....................................................   475/16  429/16    .20
1998:
  First (through February 10, 1998).........................  $475/16 $451/16 $   --

     On February 10, 1998, the last full day of trading prior to the announcement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $46.75. Stockholders are urged to obtain a current market quotation for the Shares.

     The Company has declared a regular quarterly cash dividend of $.20 per Share, payable on April 2, 1998, to stockholders of record on March 16, 1998. Stockholders who sell their Shares pursuant to the Offer will not receive the dividend.

     Although the Company currently anticipates no reduction after the Offer in the current annual cash dividend on the Shares of $.80 per Share (a quarterly rate of $.20 per Share), the determination of the amount and timing of any future dividend payments will remain in the discretion of the Board of Directors of the Company and will depend, among other things, upon the Company's earnings and cash flow, its business and prospects and applicable restrictions under South Carolina law.

9. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     The Company believes that the purchase of the Shares will benefit the Company and its stockholders over the long term by enhancing earnings per Share. The Company also believes that this is an attractive time for the Company to make such purchases, given its financial condition and outlook and current market conditions. The Company has divested certain assets during the course of the year and expects to receive approximately $180 million from the sale of Pierce National Life Insurance Company ("Pierce"). See Section
10. Prior to the announcement of the Offer, the Company had been considering a variety of alternatives for the use of excess cash with the goal of enhancing stockholder value. The Board of Directors has determined that the Offer accomplishes this objective in an efficient manner. The Company may use any proceeds from the sale of Pierce that are in excess of the proceeds necessary to fund the Offer to pay debt, make acquisitions, repurchase stock or for other general corporate purposes.

     The Offer will afford to stockholders who are considering the sale of all or a portion of their Shares the opportunity to determine the price at which they are willing to sell their Shares and, in the event the Company accepts such Shares for purchase, to dispose of Shares without the usual transaction costs associated with a market sale. The Offer will also allow qualifying Odd Lot Holders to avoid the payment of brokerage commissions and any applicable odd-lot discount payable on a sale of Shares in a transaction effected on a securities exchange.

     The Company has no current plans to acquire additional Shares. Any such purchases may be on the same terms as, or on terms which are more or less favorable to stockholders than, the terms of the Offer. Rule 13e-4 under the Exchange Act, however, prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any future purchases of Shares by the Company would depend on many factors, including the market price of the Shares, the Company's business and financial position, and general economic and market conditions.

     Stockholders who determine not to accept the Offer will obtain a proportionate increase in their ownership interest in the Company. After consummation of the Offer, increases or decreases in net income will likely be reflected in greater increases or decreases in earnings per Share than is presently the case because of the smaller number of Shares outstanding thereafter.

     Shares that the Company acquires pursuant to the Offer will become authorized but unissued Shares and will be available for issuance by the Company without further stockholder action (except as may be required by applicable law or the rules of the securities exchanges on which the Shares are listed). Such Shares could be issued without stockholder approval for among other things, acquisitions, the raising of additional capital for use in the Company's business, stock dividends or in connection with employee stock option and other plans or a combination thereof.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER OF THE COMPANY INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.

10. CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company was incorporated in South Carolina in 1967. The Company is a holding company engaged through its subsidiaries primarily in the insurance and television broadcasting businesses. The Company's primary insurance subsidiaries are Liberty Life Insurance Company ("Liberty Life") and Pierce, which, as discussed below, the Company has agreed to sell to Fortis, Inc., the U.S. subsidiary of Fortis. In addition to Liberty Life and Pierce, Liberty Insurance Services Corporation provides home office support services for the Company's insurance operations as well as unaffiliated life and health insurance companies. Other subsidiaries of the Company provide investment advisory services to the Company's insurance subsidiaries and unaffiliated insurance companies, and property development and management services to the Company. The Company's television broadcasting subsidiary, Cosmos Broadcasting Corporation, currently owns and operates eight network affiliated television stations. The Company maintains its principal executive offices at 2000 Wade Hampton Boulevard; Greenville, South Carolina 29602; Telephone (864) 609-8256.

     On November 13, 1997, the Company announced that it had agreed to sell its wholly owned, pre-need insurance subsidiary, Pierce, to Fortis, Inc. Under the terms of the stock purchase agreement Fortis, Inc. will acquire Pierce for $180 million in cash, subject to certain adjustments. In connection with the sale of Pierce, the Company will enter into a multi-year $51 million insurance administrative services contract with Fortis, Inc. The closing of the sale of Pierce is contingent among other things upon various regulatory approvals and thus Liberty is unable to state with certainty when or if the proposed transaction will be consummated. The Offer is not conditioned upon the consummation of the sale of Pierce. See Section 7.

     Except as disclosed in this Offer to Purchase, the Company has no other agreements or understandings as to either divestitures or acquisitions that would be material to the Company and does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend policy, indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's Articles of Incorporation or By-Laws or any actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being terminated from quotation on the NYSE; (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following is a summary of certain historical consolidated financial information regarding the Company for the periods indicated. The summary financial information (other than the ratio of earnings to fixed charges and preferred stock dividends) provided below was derived from the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Company's 1996 Annual Report") and December 31, 1995 (the "Company's 1995 Annual Report"), and from the unaudited consolidated financial statements included in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997 (the "Company's 1997 Third Quarter 10-Q") and the period ended September 30, 1996 (the "Company's 1996 Third Quarter 10-Q"). More comprehensive financial information is included in such reports and the financial information which follows is qualified in its entirety by reference to such reports and all of the financial statements and related notes contained therein, copies of which may be obtained as set forth in Section 17. The data as of and for the nine months ended September 30, 1997 and September 30, 1996, has been derived from unaudited financial statements which, in the opinion of the Company, reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of such data. The results for the nine months ended September 30, 1997, are not necessarily indicative of the results for the full year.

     On February 2, 1998, the Company announced operating earnings (excluding realized investment gains) for the twelve months ended December 31, 1997 of $70.9 million or $3.16 per diluted share as compared to $66.0 million or $2.98 per diluted share for the year ended December 31, 1996. Net income for the twelve months ended December 31, 1997 was $75.0 million or $3.34 per diluted share as compared to $37.3 million or $1.66 per diluted share for the same period 1996. Revenues for the twelve months ended December 31, 1997 were $660,256,000 as compared to $619,097,000 for the same period 1996. A copy of the Company's news release announcing 1997 earnings accompanies this Offer to Purchase.

                            THE LIBERTY CORPORATION
             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                               NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                                  -----------------------   -----------------------
                                                     1996         1995         1997         1996
                                                  ----------   ----------   ----------   ----------
INCOME STATEMENT DATA
Revenues........................................  $  619,097   $  605,681   $  497,055   $  455,529
Income before net realized investment gains
  (losses) and special charges..................      66,032       60,833       51,169       47,111
Income after net realized investment gains
  (losses) and before special charges...........      64,284       59,353       56,494       46,479
Net income......................................      37,340       59,353       56,494       19,535
Income per common and common equivalent share...  $     1.66   $     2.76   $     2.58   $      .84
Weighted average common and common equivalent
  shares outstanding used in computing earnings
  per share.....................................      20,903       20,572       21,130       20,880
Ratio of earnings to fixed charges and preferred
  stock dividends...............................         3.2x         4.5x         5.4x         2.4x

                                                    AS OF DECEMBER 31,        AS OF SEPTEMBER 30,
                                                  -----------------------   -----------------------
                                                     1996         1995         1997         1996
                                                  ----------   ----------   ----------   ----------
BALANCE SHEET DATA
Total assets....................................  $3,060,765   $3,034,296   $3,117,799   $3,009,428
Total debt......................................     247,861      258,444      199,914      263,421
Redeemable preferred stock......................      45,599       45,667       44,688       45,656
Shareholders' equity............................     580,861      575,762      642,292      553,057
Book value per common and common equivalent
  share.........................................  $    27.91   $    27.86   $    30.43   $    26.61

               NOTES TO SUMMARY HISTORICAL FINANCIAL INFORMATION

     Financial information for the nine months ended September 30, 1996 and the year ended December 31, 1996, includes special charges of $26.9 million, or $1.29 per share. During the third quarter of 1996, and concurrent with a realignment of the Company's management structure, the Company completed a detailed study of its insurance product lines, including those products currently being marketed as well as those sold by the Company's subsidiaries (including recently acquired companies). This study identified several specific products, marketing programs, underwriting and service methods that were inconsistent with the Company's then current strategies and profit objectives. Based on this analysis the Company took a $26.9 million after tax charge, which principally represents the write-off of deferred acquisition costs where recovery is no longer assured due to actual experience on these products being worse than originally assumed. In addition to the product-related charges, the Company wrote-off previously deferred charges associated with acquiring and modifying an administrative system for the Company's pre-need business. All of the charges represented non-cash items. Excluding the special charges, income per common and common equivalent share would have been $2.95 and $2.13 for the year ended December 31, 1996 and the nine months ended September 30, 1996, respectively.

         SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following summary unaudited consolidated pro forma financial information gives effect to the sale of Pierce, which was announced on November 13, 1997, and to the purchase of Shares pursuant to the Offer, in each case based on the assumptions described in the Notes to Summary Unaudited Pro Forma Consolidated Financial Information. The pro forma adjustments give effect (i) to the sale of Pierce, which is more fully described in the Company's Current Report on Form 8-K filed on November 25, 1997, as amended by the Company's Current Report on Form 8-K/A filed on February 11, 1998, (as amended, the "Pierce 8-K") and (ii) to the purchase of Shares pursuant to this Offer at $45.50 per Share and at $52.00 per Share, in each case as if the respective transactions had occurred of the first date of each of the periods presented, with respect to the income statement data, and on September 30, 1997, with respect to the balance sheet data. The summary unaudited pro forma consolidated financial information should be read in conjunction with the summary historical consolidated financial information and does not purport to be indicative of the results that would have been obtained, or the results that may be obtained in the future, or the financial condition that would have resulted had the sale of Pierce, or the purchase of the Shares pursuant to the Offer, been completed at the dates indicated. The summary unaudited pro forma consolidated financial information should be read in conjunction with the accompanying notes thereto and the financial statements and related notes set forth in the Company's 1996 Annual Report, the Company's 1997 Third Quarter 10-Q and the Pierce 8-K, as well as the summary historical financial information set forth above. Copies of such reports may be obtained as set forth in Section 17.

                            THE LIBERTY CORPORATION
       SUMMARY UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET INFORMATION
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                 AS OF SEPTEMBER 30, 1997
                                              --------------------------------------------------------------
                                                                               PRO FORMA AFTER PIERCE SALE
                                                                                      AND THE OFFER
                                                                             -------------------------------
                                                                                ASSUMED          ASSUMED
                                                               PRO FORMA         $45.50           $52.00
                                               HISTORICAL     AFTER PIERCE     PER SHARE        PER SHARE
                                              (AS REPORTED)       SALE       PURCHASE PRICE   PURCHASE PRICE
                                              -------------   ------------   --------------   --------------
Investments.................................   $2,128,736       $1,419,094     $1,419,094       $1,419,094
Total assets................................    3,117,799        2,300,316      2,300,316        2,300,316
Total debt..................................      199,914           76,762        168,462          181,462
Policy liabilities..........................    1,949,813        1,326,025      1,326,025        1,326,025
Total liabilities...........................    2,430,819        1,650,542      1,742,242        1,755,242
Redeemable preferred stock..................       44,688           44,688         44,688           44,688
Common shareholders' equity.................      642,292          605,086        513,386          500,386
Total liabilities, redeemable preferred
  stock and common shareholders' equity.....    3,117,799        2,300,316      2,300,316        2,300,316
Book value per common and common equivalent
  share.....................................   $    30.43       $    28.67     $    26.87       $    26.19

                            THE LIBERTY CORPORATION
     SUMMARY UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT INFORMATION
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                            NINE MONTHS ENDED SEPTEMBER 30, 1997
                                               --------------------------------------------------------------
                                                                                PRO FORMA AFTER PIERCE SALE
                                                                                       AND THE OFFER
                                                                              -------------------------------
                                                                                 ASSUMED          ASSUMED
                                                                PRO FORMA         $45.50           $52.00
                                                HISTORICAL     AFTER PIERCE     PER SHARE        PER SHARE
                                               (AS REPORTED)       SALE       PURCHASE PRICE   PURCHASE PRICE
                                               -------------   ------------   --------------   --------------
Revenues.....................................    $497,055        $387,577        $387,577         $387,577
Income before net realized investment
  gains......................................      51,169          44,527          41,845           41,464
Net income...................................      56,494          51,382          48,700           48,319
Income per common and common equivalent
  share......................................    $   2.58        $   2.34        $   2.44         $   2.42
Weighted average common and common equivalent
  shares outstanding used in computing
  earnings per share.........................      21,130          21,130          19,130           19,130
Ratio of earnings to fixed charges and
  preferred stock dividends..................         5.4x            6.7x            5.6x             5.4x

                                                                YEAR ENDED DECEMBER 31, 1996
                                               --------------------------------------------------------------
                                                                                PRO FORMA AFTER PIERCE SALE
                                                                                            AND
                                                                                         THE OFFER
                                                                              -------------------------------
                                                                                 ASSUMED          ASSUMED
                                                                PRO FORMA         $45.50           $52.00
                                                HISTORICAL     AFTER PIERCE     PER SHARE        PER SHARE
                                               (AS REPORTED)       SALE       PURCHASE PRICE   PURCHASE PRICE
                                               -------------   ------------   --------------   --------------
Revenues.....................................    $619,097        $474,357        $474,357         $474,357
Income before net realized investment gains
  (losses) and special charges...............      66,032          58,814          55,237           54,730
Income after net realized investment gains
  (losses) and before special charges........      64,284          56,626          53,049           52,542
Net income...................................      37,340          34,463          30,886           30,379
Income per common and common equivalent share
  after net realized investment gains
  (losses) and before special charges........        2.95            2.58            2.67             2.64
Income per common and common equivalent
  share......................................    $   1.66        $   1.52        $   1.49         $   1.47
Weighted average common and common equivalent
  shares outstanding used in computing
  earnings per share.........................      20,903          20,903          18,903           18,903
Ratio of earnings to fixed charges and
  preferred stock dividends..................         3.2x            3.8x            2.7x             2.6x

               NOTES TO SUMMARY UNAUDITED PRO FORMA CONSOLIDATED
                             FINANCIAL INFORMATION

     1. Financial information for the year ended December 31, 1996, includes special charges of $26.9 million, or $1.29 per share. During the third quarter of 1996, and concurrent with a realignment of the Company's management structure, the Company completed a detailed study of its insurance product lines, including those products currently being marketed as well as those sold by the Company's subsidiaries (including recently acquired companies). This study identified several specific products, marketing programs, underwriting and service methods that were inconsistent with the Company's then current strategies and profit objectives. Based on this analysis the Company took a $26.9 million after tax charge, which principally represents the write-off of deferred acquisition costs where recovery is no longer assured due to actual experience on these products being worse than originally assumed. In addition to the product-related charges, the Company wrote-off previously deferred charges associated with acquiring and modifying an administrative system for the Company's pre-need business. All of the charges represented non-cash items.

     2. The following assumptions were made in presenting the summary unaudited pro forma consolidated financial information related to the sale of Pierce. Approximately $123 million of the proceeds from the sale of Pierce will be used to repay outstanding debt of the Company. See Section 11. The remainder of the proceeds, net of income taxes payable and expenses related to sale, will be used by the Company to purchase certain assets currently held by Pierce. During 1998 it is expected that Liberty Life, a subsidiary of the Company, will acquire from the Company the assets purchased from Pierce. The funds received by the Company from the sale of the assets to Liberty Life will be available to repay debt, make acquisitions, repurchase stock or for other general corporate purposes.

     Additional information as to the assumptions underlying the summary pro forma financial information related to the sale of Pierce is included in the Pierce 8-K, a copy of which may be obtained as described in Section 17.

     3. The following assumptions were made in presenting the summary unaudited consolidated pro forma financial information related to the purchase of the
Shares:

          (a) The information assumes that 2,000,000 Shares are purchased and retired with pro forma information shown for both the lowest ($45.50) and the highest ($52.00) offering price. There can be no assurance that the Company will purchase 2,000,000 Shares or at what price in the offering range any Shares will be purchased.

          (b) Expenses directly related to the Offer are assumed to be $.7 million and have been charged against shareholders' equity.

          (c) The purchase price for the Shares is expected to be initially funded with debt assumed to carry an interest rate of 6%.

          (d) The Company's effective tax rate is assumed to be 35%.

     4. Earnings per share are calculated by dividing net income less the annual dividends required on the Company's outstanding Preferred Stock by the weighted average common and common equivalent shares outstanding, or assumed to be outstanding in the case of the pro forma financial information.

11. SOURCE AND AMOUNT OF FUNDS

     Assuming that the Company purchases 2,000,000 Shares pursuant to the Offer at a price of $52.00 per Share, the Company estimates that the total amount required by the Company to purchase such Shares and pay related fees and expenses will be approximately $104.7 million.

     The Company intends to obtain a significant portion of the funds for the purchase of Shares and the payment of related fees and expenses from one or a combination of the following sources: (i) available cash and cash equivalents, (ii) liquidation of marketable investments and (iii) short-term borrowings under a new bridge loan.

     The bridge loan, in an amount of up to $140 million (the "Loan"), has been extended by Wachovia Bank, N.A. (the "Lender") to the Company in return for a promissory note dated January 28, 1998 (the "Note").

     The unpaid principal of any borrowings under the Loan, together with all accrued and unpaid interest and other fees thereon, is due and payable by the Company no later than March 31, 1998. Interest accrues on the outstanding principal amount of any borrowings under the Loan at a rate per annum equal to either the Base Rate or the Euro-Dollar Rate set forth in the Note, as elected by the Company prior to the commencement of each interest period. The Base Rate is a rate per annum equal to the higher, for any day, of (i) the Lender's prime rate and (ii) one-half percent above the federal funds rate for such day. The Euro-Dollar Rate is a rate per annum equal to the quotient obtained (rounded upwards, if necessary, to the next higher 1/100th of 1%) by dividing (i) the applicable London Interbank Offered Rate (as defined in the Note) for U.S. dollar deposits by (ii) 1.00 minus the Euro-Dollar Reserve Percentage (as defined in the Note), plus 0.425%.

     The Company has given the Lender, as collateral for the Company's obligations under the Note, a continuing lien on and security interest in all deposits and other sums credited by or due from the Lender to the Company or subject to withdrawal by the Company. The Note allows for optional prepayments by the Company and includes standard events of default as well as a cross-default provision tied to the Credit Agreement, dated March 21, 1995, between the Company and the Lender.

     The Company expects to repay any borrowings made under the Loan with proceeds to be received from the previously announced sale of its subsidiary, Pierce. The Offer, however, is conditioned neither upon the consummation of the sale of Pierce nor on the Company obtaining financing. See Section 7.

     The preceding summary of the Note is qualified in its entirety by reference to the terms of the Note, a copy of which is filed as an exhibit to the Issuer Tender Offer Statement on Schedule 13E-4 of which this Offer to Purchase forms a part. A copy of the Schedule 13E-4 may be obtained from the Commission in the manner provided in Section 17.

12. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES

     As of February 10, 1998, the Company had issued and outstanding 20,695,140 Shares and had reserved 1,286,383 Shares for issuance upon the exercise of outstanding stock options and with respect to performance shares granted pursuant to the Incentive Program. The 2,000,000 Shares that the Company is offering to purchase represent approximately 9.66% of the Shares then outstanding or approximately 8.47% on a fully-diluted basis (assuming the exercise of all outstanding stock options and including the Shares issuable upon the conversion of the Preferred Stock). As of February 10, 1998, all directors and executive officers of the Company as a group owned beneficially an aggregate of 3,284,311 Shares (including an aggregate of 64,172 Shares that may be acquired pursuant to the exercise of outstanding stock options exercisable within 60 days of the date hereof) or approximately 15.87% of the Shares then outstanding. The Company has been advised that no director or executive officer intends to tender Shares pursuant to the Offer. If the Company purchases 2,000,000 Shares pursuant to the Offer and no director or executive officer of the Company tenders Shares, the percentage of outstanding Shares owned beneficially by all of the Company's directors and executive officers as a group would increase to approximately 17.57% of the Shares then outstanding (including for this purpose, Shares that may be acquired by such directors and executive officers pursuant to the exercise of outstanding stock options exercisable within 60 days of the date hereof).

     Based upon the Company's records and upon information provided to the Company by its directors and executive officers, and except for the purchase on December 29, 1997 by a director of the Company of 1,000 Shares for $46 7/8 a share, which transaction was effected on the open market, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's executive officers or directors nor any affiliates of the foregoing has engaged in any transactions involving the Shares during the 40 business days preceding the date hereof.

     Except for outstanding options to purchase Shares granted from time to time to certain employees (including executive officers) and non-employee directors of the Company and performance shares granted from time to time to certain employees (including executive officers), in each case pursuant to the Incentive Program, and except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding or proxies, consents or authorizations.

13. REGULATORY APPROVALS

     The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or take such other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company intends to make all required filings under the Exchange Act. The Company's obligation under the Offer to accept Shares for payment is subject to certain conditions. See Section 7.

14. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The federal income tax discussion set forth below summarizes the principal federal income tax consequences to U.S. Holders (as defined below) of Shares tendered and purchased by the Company pursuant to the Offer and is included for general information only. A U.S. Holder for purposes of this discussion is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of source or (iv) a trust which has one or more United States fiduciaries with the authority to control all substantial decisions and over whose administration a United States court has the power to exercise primary supervision. The discussion does not address all aspects of federal income tax that may be relevant to a particular stockholder or any relevant foreign, state, local or other tax laws. Certain stockholders, including foreign persons and persons who acquired their Shares upon the exercise of employee stock options or as compensation, may be subject to special rules not discussed below. EACH STOCKHOLDER CONSIDERING WHETHER TO TENDER THOSE SHARES IS URGED TO CONSULT AND RELY ON THE STOCKHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THE STOCKHOLDER OF SELLING SHARES PURSUANT TO THE OFFER, INCLUDING THE APPLICATION OF FOREIGN, STATE, LOCAL OR OTHER TAX LAWS.

     Purchases of Shares by the Company pursuant to the Offer will generally be taxable transactions for federal income tax purposes under the United States Internal Revenue Code of 1986, as amended (the "Code"), and may also be taxable transactions under applicable state, local and foreign tax laws. The Company will file information returns with the IRS reporting gross proceeds paid to stockholders of record pursuant to the Offer.

     The Company cannot predict the extent to which the Offer may be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer may cause the Company to accept fewer shares than are tendered. Therefore, there can be no assurance that a sufficient number of any particular stockholder's

Shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange for federal income tax purposes rather than as a dividend, pursuant to the rules discussed below.

     Gain or loss (rather than dividend income) will be recognized by a U.S. Holder whose disposition of Shares is treated as a sale or exchange because such disposition satisfies one of the three tests described below. Gain or loss will be equal to the difference between the cash received and the U.S. Holder's tax basis in the Shares disposed of, and will be a capital gain or loss if the Shares were held by the U.S. Holder as a capital asset. A U.S. Holder will recognize a short-term capital gain or loss on Shares held for not more than one year as of the Company's acceptance of the Shares. A U.S. Holder will recognize a long-term capital gain or loss on Shares held for more than one year. With respect to individuals and other non-corporate taxpayers, gain on Shares held for more than 18 months will be subject to a maximum tax rate of 20%, whereas gain on Shares held for more than a year but not more than 18 months will be subject to a maximum tax rate of 28%.

     Under the Code, gross proceeds received from the Company for Shares tendered pursuant to the Offer by any U.S. Holder who does not satisfy one of the three tests described in the following paragraph will be treated as a dividend that will be fully taxable at ordinary rates to the extent that the Company has sufficient current or accumulated earnings and profits as of the date payment is made for the Shares. In that event, the tax basis of Shares purchased by the Company pursuant to the Offer will generally be added to the tax basis of Shares that the U.S. Holder continues to own; such increase in the basis of such Shares may cause any subsequent taxable sale thereof to give rise to a loss, which may be a capital loss if such Shares are held as a capital asset. Gross proceeds in excess of the amount of the Company's current or accumulated earnings and profits will reduce the U.S. Holder's basis in its Shares, and any gross proceeds in excess of a U.S. Holder's tax basis in its Shares will be treated as gain from the sale of the Shares.

     In order to avoid dividend treatment of the gross proceeds received from the Company, a U.S. Holder must: (i) completely redeem his interest in the Company, (ii) satisfy a "substantially disproportionate" redemption test by reducing his percentage interest in the Company by more than 20% or (iii) otherwise demonstrate that the disposition of Shares to the Company is "not essentially equivalent to a dividend."

     In applying these tests a U.S. Holder must take into account Shares held by related persons that are considered constructively owned by the U.S. Holder for tax purposes under Section 318 of the Code, as well as those that are actually owned. Under Section 318 a U.S. Holder is deemed to own Shares actually owned, and in some cases constructively owned, by certain related individuals and entities. A U.S. Holder is also deemed to own Shares which the U.S. Holder has the right to acquire by exercise of an option. For example, an individual U.S. Holder is considered to own Shares owned directly or indirectly by or for his spouse and his children, grandchildren and parents ("family attribution"). In addition, a U.S. Holder is considered to own a proportionate number of Shares owned by trusts or estates in which the U.S. Holder has a beneficial interest, by partnerships in which the U.S. Holder is a partner, and by corporations in which the U.S. Holder owns, directly or indirectly, 50% or more in value of the stock. Similarly, Shares directly or indirectly owned by beneficiaries of estates or trusts, by partners of partnerships and, under certain circumstances, by stockholders of corporations may be considered owned by these entities ("entity attribution").

     The disposition of Shares by a U.S. Holder pursuant to the Offer will result in a complete redemption of the U.S. Holder's interest in the Company if all of the Shares actually and constructively owned by the U.S. Holder are disposed of pursuant to the Offer. The disposition of Shares by a U.S. Holder pursuant to the Offer will also result in a complete redemption if all of the Shares actually and constructively owned by the U.S. Holder are disposed of except for Shares constructively owned by the U.S. Holder as a result of the family attribution rules (or, in some cases, as a result of a combination of the family and entity attribution rules), provided that (i) the U.S. Holder qualifies for a waiver of the family attribution rules, and (ii) the U.S. Holder and, in some cases, related entities comply with the procedures for establishing entitlement to a waiver. Qualification for a waiver of the family attribution rules is subject to several conditions, one of which is that the U.S. Holder has no interest in the Company immediately after the disposition (including an interest as an officer, director or employee), other than an interest as a creditor.

     The disposition of Shares by a U.S. Holder pursuant to the Offer will be "substantially disproportionate" if the percentage of the outstanding voting stock of the Company actually and constructively owned by the

U.S. Holder immediately following such disposition (treating all Shares purchased by the Company pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding voting stock of the Company actually and constructively owned by the U.S. Holder immediately before the purchase of Shares by the Company pursuant to the Offer (treating all Shares purchased by the Company pursuant to the Offer as outstanding).

     In order to be "not essentially equivalent to a dividend," a disposition of Shares pursuant to the Offer must result in a "meaningful reduction" in the U.S. Holder's proportionate interest in the Company. A U.S. Holder who intends to qualify for sale or exchange treatment by demonstrating that proceeds received from the Company are "not essentially equivalent to a dividend" is strongly urged to consult his tax advisor because this test will be met only if the reduction in his proportionate interest in the Company is "meaningful" given his particular facts and circumstances in the context of the Offer.

     In the case of a corporate U.S. Holder any amount treated as a dividend (i) will generally be eligible for a 70% dividends received deduction under Section 243 of the Code, subject to the limitations described in Sections 246 and 246A of the Code and (ii) will constitute an "extraordinary dividend" under Section 1059 of the Code.

     See Section 11 of the Letter of Transmittal with respect to the application of federal income tax withholding and backup withholding.

15. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

     The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. There can be no assurance, however, that the Company will exercise its right to extend the Offer. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in Section 4. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) of the Exchange Act, which requires that the Company pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, to amend the Offer in any respect. Amendments to the Offer may be made at any time or from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of an Offer, in which case the Company shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to holders of the Shares in this Offer or in documents furnished subsequent thereto will be disseminated to holders of Shares in compliance with Rule 13e-4(e)(2) of the Exchange Act.

     If the Company materially changes the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) of the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in the dealer's soliciting fee or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. The Commission has stated that as a general rule, it is of the view that an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. If
(i) the Company increases or decreases the price to be paid for Shares, increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares or decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner described in Section 15, the Offer will be extended until the expiration of ten business days from the date of the publication of such notice.

16. FEES AND EXPENSES

     Goldman, Sachs & Co. is acting as financial advisor and Dealer Managers for the Company in connection with the Offer and will receive a fee of $.10 per Share purchased pursuant to the Offer; provided that the fee will not be less than $50,000. The Dealer Managers also will be reimbursed by the Company for out-of-pocket expenses, including attorneys' fees, and will be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with the Offer.

     The Dealer Managers have rendered, are currently rendering and are expected to continue to render various investment banking and other advisory services to the Company. The Dealer Managers have received, and will continue to receive, customary compensation from the Company for such services.

     The Company has retained Wachovia Bank, N.A., as Depositary and D. F. King & Co., Inc., as Information Agent, in connection with the Offer. The Information Agent may contact stockholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Depositary and the Information Agent will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses. The Company has agreed to indemnify the Depositary and the Information Agent against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. Neither the Depositary nor the Information Agent has been retained to make solicitations or recommendations in their respective roles as Depositary and Information Agent.

     The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the fee of the Dealer Managers). The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers. No broker, dealer, commercial bank or trust company has been authorized to act as agent for the Company for the purpose of the Offer.

17. MISCELLANEOUS

     The Company's 1996 Annual Report, 1995 Annual Report, 1997 Third Quarter 10-Q, 1996 Third Quarter 10-Q and the Pierce 8-K have been filed with the Commission. Copies of such documents may be obtained from The Liberty Corporation; Shareholder Relations Department; Box 789; Greenville, South Carolina 29602; Telephone: (864) 609-8256.

     The Company is subject to the informational filing requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial statements and other matters. Certain information as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is filed with the Commission. The Company has also filed an Issuer Tender Offer Statement on Schedule 13E-4 with the Commission, which includes certain additional information with respect to the Offering. Such reports, as well as such other material, may be inspected and copies obtained at prescribed rates at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549; and should also be available for inspection and copying at the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained by mail, upon payment of the Commission's customary fees, from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and other information related to registrants that file electronically with the Commission. Such reports, proxy statements and other information also should be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York. The Company's Schedule 13E-4 may not be available at the Commission's regional offices.

     The Offer is not being made to, nor will the Company accept tenders from or on behalf of, holders of Shares in any state of the United States or any foreign jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state or foreign jurisdiction. The Company is not aware of any state or foreign jurisdiction the laws of which would prohibit the Offer or such acceptance. If the Company becomes aware of any jurisdiction where the making of the Offer or the tender of Shares is not in compliance with any applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.

                                          THE LIBERTY CORPORATION

February 11, 1998

                        The Depositary for the Offer is:

                              WACHOVIA BANK, N.A.

 Delivering by Registered Mail         Personally Delivering        Delivering by Overnight Courier
         Wachovia Bank,                    Wachovia Bank,                    Wachovia Bank,
        N.A. -- Depositary               N.A. -- Depositary                N.A. -- Depositary
   Corporate Reorganizations      Shareholder Services Department      Corporate Reorganizations
         P.O. Box 9061              Wachovia East Building, 2nd           70 Campanelli Drive
                                               Floor
        Boston, MA 02205              301 North Church Street             Braintree, MA 02184
                                      Winston-Salem, NC 27101

                                 New York Drop
                       Wachovia Bank, N.A. -- Depositary
                           c/o Boston EquiServe L.P.
                      Corporate Reorganizations, 3rd Floor
                                  55 Broadway
                               New York, NY 10006

     Please contact the Information Agent at the telephone numbers and address below with any questions or requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery.

                    The Information Agent for the Offer is:

                             D. F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                            TOLL-FREE 1-800-290-6427
                                       OR
                          CALL COLLECT: (212) 269-5550

                     The Dealer Managers for the Offer are:

                              GOLDMAN, SACHS & CO.
                                85 Broad Street
                            New York, New York 10004
                  IN NEW YORK STATE: (212) 902-1000 (COLLECT)
                    OTHER AREAS: (800) 323-5678 (TOLL-FREE)